AMENDMENT TO THE BUYBACK AGREEMENT

This amendment to the Buyback Agreement ("**Amendment Agreement**") is entered into on the 11th day of September 2025 ("**Amendment Agreement Date**") at Chennai, Tamil Nadu,

BY AND BETWEEN:

1) **Tractors and Farm Equipment Limited**, a company incorporated under the laws of India, having its registered office at 861 Anna Salai, Chennai - 600 002, Tamil Nadu, India, (hereinafter, referred to as "**Company**", which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns);

AND

2) **AGCO Holding B.V.**, a company incorporated under the laws of the Netherlands, having its registered office at J. F. Kennedylaan 241 Panningen NL 5981 WZ, the Netherlands (hereinafter, referred to as "**AGCO**", which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns).

The Company and AGCO shall collectively be referred to as "**Parties**", and individually as "**Party**".

WHEREAS:

A.   The Parties had executed a Buyback Agreement dated 30 June 2025 ("**Agreement**"), pursuant to which the Company had agreed to cause a Buyback of the Buyback Shares, and AGCO had agreed to tender such Buyback Shares in the Buyback, subject to the terms and conditions set out therein.

B.   The Parties have now agreed to amend certain provisions of the Agreement, which is being recorded pursuant to this Amendment Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived here from, the Parties hereto agree as follows:

1.   DEFINITIONS

1.1   Unless otherwise defined or provided for herein, words and expressions, including all capitalized terms used and not defined herein, shall have the meaning attributed to them in the Agreement.

1.2   This Amendment Agreement shall be interpreted in accordance with Clause 1.2 of the Agreement.

2.   AMENDMENTS

2.1.   The following definition set out in Clause 1.1 of the Agreement shall be replaced in its entirety with the following:

""*Escrow Amount*" means the INR equivalent of the Buyback Consideration converted based on the USD / INR exchange rate agreed under the risk management arrangements with the Escrow Agent in accordance with Clause 5.1.2 of this Agreement;"

2.2.   The following definition set out in Clause 1.1 of the Agreement shall be replaced in its entirety with the following:

""*Completion USD/INR Exchange Rate*" means the exchange rate for converting INR to USD as per the State Bank of India Telegraphic Transfer Buying Rate as of the Credit Date;"

2.3.   The following definition shall be inserted in Clause 1.1 of the Agreement:

""*Credit Date*" means the date on which the Company records the Buyback Consideration as payable to AGCO in its books of accounts;"

2.4.   Clause 4.16.1 of the Agreement shall be replaced in its entirety with the following:

"**_Tax matters_** – *AGCO shall undertake the following actions:*

    4.16.1 at least 1 (one) Business Day prior to the Completion Date, subject to the receipt of the Credit Date, AGCO shall deliver the executed final version of the Tax Opinion to the Company; and

2.5.   The following Clause 4.17 shall be inserted immediately after Clause 4.16 of the Agreement:

"**_4.17_** **_Credit Date Notification_**

The Company undertakes to notify the Credit Date to AGCO, in writing, and shall not make any reversal or modification to such accounting treatment that would be inconsistent with the Credit Date so notified to AGCO."

2.6.   The Parties agree that the amendments to the Agreement set out in this Clause 2 shall have force and effect from the Amendment Agreement Date.

3.   REPRESENTATIONS AND WARRANTIES

Each of the Parties represents and warrants to the other that:

3.1.   it has the power to enter into and perform its obligations under this Amendment Agreement and to carry out the transaction contemplated by it in accordance with the terms of this Amendment Agreement, and has taken all necessary actions to authorize such entry into and performance of obligations under this Amendment Agreement;

3.2.   this Amendment Agreement is a valid and binding obligation in accordance with its terms;

3.3.   neither the execution and performance by it of this Amendment Agreement nor any transaction contemplated under this Amendment Agreement will conflict with, or result in any breach of, or violate, in any respect, any terms and provision of:

a)   applicable Law binding on it;

b)   its constitutional documents where the Party is a non-natural Person; and

c) any other document, instrument, contract, agreement or other arrangement binding upon it or its assets;

3.4. each Party acknowledges and agrees that this Amendment Agreement to the fullest extent permitted by applicable Law, excludes any warranty, conditions or other undertakings implied at Law or by custom, usage or course of dealing.

4. MISCELLANEOUS

4.1. The Agreement shall stand modified to the extent stated in this Amendment Agreement only. Except as expressly and specifically amended as per this Amendment Agreement, all other terms and conditions of the Agreement, shall remain unchanged and shall continue in full force and shall continue to bind the Parties and be enforceable between the Parties.

4.2. No addition to, variation, novation or agreed cancellation of any provision of this Amendment Agreement shall be binding upon the Parties unless reduced to writing and signed by or on behalf of the Parties.

4.3. The Parties hereby agree that this Amendment Agreement shall form an integral part of, and be governed by, the provisions of the Agreement and shall constitute one of the "Buyback Transaction Documents", and acknowledge that Clause 8 (*Indemnity*), Clause 9 (*Governing Law*), Clause 10 (*Dispute Resolution*), Clause 11 (*Notices*), Clause 15 (*Miscellaneous*) of the Agreement shall *mutatis mutandis* apply to this Amendment Agreement as if incorporated herein. The Parties agree that any disclosure by any of the Parties and/or their respective Affiliates with respect to this Amendment Agreement, or the transactions contemplated herein pursuant to any requirement under applicable Laws, or where such a Party and/or their respective Affiliates have been directed to do so, in each case, by any legal, regulatory, or governmental authority in any jurisdiction, will not constitute a breach of Clause 15.12 (*Confidentiality*) of the Agreement.

4.4. This Amendment Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement).

IN WITNESS WHEREOF, this Amendment Agreement has been executed and delivered on the day and year first above written.

For and on behalf of **Tractors and Farm Equipment Limited**

/s/ Mallika Srinivasan

Name: Mallika Srinivasan

Title: Chairman and Managing Director

[*Signature page of Amendment Agreement between Tractors and Farm Equipment Limited and AGCO Holding B.V.*]

IN WITNESS WHEREOF, this Amendment Agreement has been executed and delivered on the day and year first above written.

For and on behalf of **AGCO Holding B.V.**

/s/ Roger Batkin

Name: Roger Batkin

Title: Director

[*Signature page of Amendment Agreement between Tractors and Farm Equipment Limited and AGCO Holding B.V.*]